EXHIBIT 99.4

Execution Version

SUPPORT AGREEMENT
THIS SUPPORT AGREEMENT is made effective as of October 24th, 2020
BETWEEN:
CENOVUS ENERGY INC., a corporation existing under the laws of Canada (the "Corporation")
- and -
HUTCHISON WHAMPOA EUROPE INVESTMENTS S.À R.L., a société à responsibilité limitée existing under the laws of Luxembourg (the "Shareholder")
WHEREAS the Corporation and Husky Energy Inc. ("Husky") have, concurrently with the execution and delivery of this Agreement, entered into an arrangement agreement (as the same may be amended, modified or supplemented from time to time, the "Arrangement Agreement"), regarding a proposed arrangement under section 193 of the Business Corporations Act (Alberta) involving Husky, the Corporation and the shareholders of Husky (as the same may be amended, modified or supplemented from time to time, the "Arrangement");
AND WHEREAS the Arrangement contemplates, among other things, that the Corporation will acquire all of the issued and outstanding Husky Common Shares in consideration for Cenovus Common Shares and Cenovus Warrants, and each holder of Husky Common Shares will receive, for each Husky Common Share held, 0.7845 Cenovus Common Shares and 0.0651 Cenovus Warrants;
AND WHEREAS, as of the date hereof, the Shareholder beneficially owns, and exercises control or direction over 403,986,043 Husky Common Shares, representing approximately 40.19% of the total Husky Common Shares issued and outstanding at the date hereof, as more particularly set out in Schedule A hereto;
AND WHEREAS the Shareholder understands and acknowledges that the Corporation is entering into the Arrangement Agreement in reliance upon the execution and delivery of this Agreement by the Shareholder and the terms and conditions contained herein; and in consideration for the Corporation entering into the Arrangement Agreement, the Shareholder agrees to be bound by this Agreement, which sets out the terms and conditions upon which they have agreed, among other things, to support the Arrangement and to cause their respective Subject Securities to be voted in favour of the Arrangement;
NOW THEREFORE, in consideration of the foregoing and the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the Parties), the Parties covenant and agree as follows:
1.	Definitions
Capitalized terms not otherwise defined in this Agreement shall have the meanings specified in the Arrangement Agreement.
In this Agreement (including the recitals hereto):

(A)
"Affiliate" means as follows: a Person (first Person) is considered to be an Affiliate of another Person (second Person) if the first Person: (i) Controls the second Person, or (ii) is Controlled by the second Person, or (iii) is Controlled by another Person that Controls, directly or indirectly, the second Person;

(b)	"Agreement" means this support agreement, as amended, modified or supplemented from time to time;
(c)	"Arrangement" has the meaning ascribed thereto in the recitals to this Agreement;
(d)	"Arrangement Agreement" has the meaning ascribed thereto in the recitals to this Agreement;
(e)	"Control" means as follows: a Person (first Person) is considered to Control another Person (second Person) if:
(i)
the first Person beneficially owns, or controls or directs, securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors (or the equivalent) of the second Person unless that first person holds the voting securities only to secure an obligation;

(ii)	the second Person is a partnership, other than a limited partnership, and the first Person directly or indirectly holds more than 50% of the interests of the partnership; or
(iii)	the second Person is a limited partnership and the first Person is the general partner of the limited partnership;
(f)	"Party" means a party to this Agreement, and "Parties" means all parties to this Agreement;
(g)
"Relevant Securities" means Husky Common Shares, Husky Preferred Shares and, if applicable after the date hereof, any other securities of Husky having voting rights in respect of the Arrangement under Applicable Laws;

(h)	"Representatives" means, with respect to any Person, any of such Person's directors, officers, employees, consultants, advisors, agents or other Person acting on behalf of the Person;
(i)	"Shareholder" has the meaning ascribed thereto in the recitals to this Agreement; and
(j)
"Subject Securities" means all Relevant Securities beneficially owned, or over which control or direction is exercised by the Shareholder, including any Relevant Securities that the Shareholder acquires beneficial ownership of, or control or direction over, after the date hereof.

2.	Shareholder Covenants
Subject to the terms and conditions of this Agreement, the Shareholder hereby covenants and agrees with the Corporation that, unless otherwise consented to in writing by the Corporation, the Shareholder shall:

(a)
vote (or cause to be voted) all Subject Securities at any meeting of Husky Common Shareholders (and any meeting of holders of any other Relevant Securities, as applicable, at which the Shareholder is entitled to vote), including the Husky Meeting:

(i)
for and in favour of the Arrangement Resolution (and, if the Subject Securities include any Husky Preferred Shares, the Preferred Shareholder Resolution) and any other matter necessary for the consummation of the Arrangement;

(ii)
other than as contemplated in paragraph (i), against any business combination, arrangement, amalgamation, merger, consolidation, reorganization, recapitalization, liquidation, material asset sale or similar transaction involving Husky, or any issue of securities by Husky, or any resolution to approve, ratify or adopt any of the foregoing; and

(iii)
against any resolution, transaction or other action that is inconsistent with, or could reasonably be likely to impede, interfere with, delay, postpone, or adversely affect in any material respect, the Arrangement or any of the other matters and transactions contemplated by the Arrangement Agreement, including against any Acquisition Proposal in respect of Husky, and cause the Subject Securities to be counted as present at the Husky Meeting and any such other meeting, as applicable, for quorum purposes;
(b)
without limiting paragraph 2(a): (i) duly deposit or deliver (or cause to be duly deposited or delivered) valid proxies or voting instruction forms, as applicable, duly completed and executed, in respect of the Subject Securities, at least fifteen (15) calendar days prior to the Husky Meeting, directing that all of the Husky Common Shares comprising all or a part of the Subject Securities in favour of the Arrangement Resolution (and, if applicable, all of the Husky Preferred Shares comprising a part of the Subject Securities for and in favour of the Preferred Shareholder Resolution) and any other matter necessary for the consummation of the Arrangement; (ii) provide the Corporation with confirmation of the deposit or delivery of valid proxies or voting instruction forms as aforesaid; and (iii) not take (or permit any Person on its behalf to take) any action to withdraw, amend or invalidate any proxy or voting instruction form deposited or delivered pursuant to this Agreement;

(c)
not: (i) sell, transfer, gift, assign, convey, pledge, hypothecate, encumber, grant a security interest in or option, or enter into any derivative transactions in respect of, or otherwise dispose of any right or interest (including any economic consequence of ownership) in, any of the Subject Securities, or enter into any agreement, arrangement or understanding in connection therewith, other than pursuant to the Arrangement; (ii) grant or agree to grant any proxy, power of attorney or other right to vote any of the Subject Securities, deposit any of its Subject Securities into a voting trust or pooling agreement, or enter into any agreement, arrangement or understanding with respect to the voting of any of its Subject Securities, other than as provided in this Agreement or at any annual meeting of the holders of Husky Common Shares; or (iii) requisition or join in the requisition of any meeting of Husky Common Shareholders or any other securities of Husky for the purpose of considering any resolution (A) that could reasonably be expected to impair or materially delay the completion of the Arrangement or (B) regarding an Acquisition Proposal in respect of Husky;

(d)
not: (i) take any action, that opposes or competes with, or could reasonably be expected to frustrate, impede, delay, restrain or prevent the Arrangement or any of the other matters and transactions contemplated by the Arrangement Agreement; or (ii) act jointly or in concert with any Person or group of Persons with respect to voting securities of Husky or the Corporation in opposition to or competition with the Arrangement or any of the other matters and transactions contemplated by the Arrangement Agreement, or in support of any Acquisition Proposal in respect of Husky or the Corporation;

(e)
not exercise or assert (or permit to be exercised or asserted on its behalf): (i) any Dissent Rights or any other rights of dissent or appraisal with respect to the Subject Securities in respect of the Arrangement, the Arrangement Resolution or, if the Subject Securities include any Husky Preferred Shares, the Preferred Shareholder Resolution all of which rights are hereby irrevocably waived by the Shareholder to the fullest extent permitted by Laws; or (ii) any other rights or remedies with respect to the Subject Securities that are available at common law or pursuant to the ABCA, Applicable Canadian Securities Laws, Applicable U.S. Securities Laws or any other Laws that could reasonably be expected to impede, interfere with, delay, postpone, or adversely affect in any material respect, the Arrangement or any of the other matters and transactions contemplated by the Arrangement Agreement;

(f)	not withdraw, amend, modify or qualify, or publicly propose or state any intention to withdraw, amend, modify or qualify, its support for the Arrangement;
(g)
not accept, approve, endorse, recommend or enter into, or publicly propose or state any intention to accept, approve, endorse, recommend or enter into, any publicly disclosed Acquisition Proposal in respect of Husky or the Corporation, or make or enter into any agreement, arrangement or understanding, written or oral, in respect of an Acquisition Proposal in respect of Husky or the Corporation;

(h)	not deposit or tender (or permit to be deposited or tendered) any securities of Husky or the Corporation to any take-over bid or other Acquisition Proposal in respect of Husky or the Corporation;
(i)	prior to the termination of the Arrangement Agreement (other than by Husky pursuant to Section 9.1(g) of the Arrangement Agreement), not:
(i)
acquire, offer to acquire (including by offer to purchase or solicitation of an offer to sell) or make any proposal to acquire, directly or indirectly, beneficial ownership of, or control or direction over any Cenovus Common Shares or other securities of the Corporation, any additional securities of Husky beyond than those set out in Schedule A hereto or any assets of Husky or the Corporation or any of their respective subsidiaries, whether by means of purchase, exchange, business combination, arrangement, amalgamation, merger, consolidation, reorganization, take-over bid or otherwise;

(ii)
solicit any proxies, or participate in any solicitation of proxies, with respect to the voting of any securities of Husky or the Corporation other than in favour of the Arrangement Resolution, the Preferred Shareholder Resolution and the Share Issuance Resolution, as applicable;

(iii)	make any announcement or public disclosure with respect to any of the matters in this paragraph 2(i), except to the extent required by Applicable Laws;
(j)
immediately cease and cause to be terminated all solicitations, encouragements, discussions or negotiations (including through any Affiliate or Representative), if any, with any Person other than the Corporation and its Representatives, with respect to any Acquisition Proposal in respect of Husky or the Corporation or expression of interest relating to an Acquisition Proposal in respect of Husky or the Corporation, or any inquiry, proposal or offer that constitutes or may constitute, or could reasonably be expected to lead to, an Acquisition Proposal in respect of Husky or the Corporation;

(k)
not take or omit to take any action that would cause any representation or warranty of such Shareholder contained herein to become untrue or incorrect in any material respect, and promptly notify the Corporation if any of the Shareholder's representations and warranties contained herein becomes untrue or incorrect in any material respect;

(l)
not act jointly or in concert or otherwise knowingly cooperate in any way with, or assist (including by providing financial assistance), facilitate, encourage or participate in, any effort or attempt by, any other Person or group of Persons to do or seek to do anything contrary to the foregoing; and

(m)	not do indirectly, including through any Affiliate or Representative, that which it may not do directly by the terms of this Section 2.
3.	Regulatory Cooperation
(a)	In connection with obtaining the Key Regulatory Approvals, subject to Applicable Law, the Parties shall, and shall cause their Affiliates to:
(i)
as soon as reasonably practicable following a determination by a Party that a filing is required or prudent, as set forth in Section 3(b) or as required in Section 3.7 of the Arrangement Agreement, make a filing in respect of the transactions contemplated by this Agreement, submit such filing with the applicable Governmental Authority in accordance with such foreign investment laws;

(ii)	use its commercially reasonable efforts to obtain all Key Regulatory Approvals as soon as reasonably practicable, but in any event no later than three Business Days prior to the Outside Date;
(iii)	cooperate with the each other and provide such assistance to the each other as each Party may reasonably request in connection with obtaining the Key Regulatory Approvals;
(iv)
respond at the earliest practicable date to any requests for information (including in respect of any submissions or supplementary information requests) or requests for meetings by any Governmental Authority;

(v)
permit each other an advance opportunity to review and comment upon any proposed written communications to any Governmental Authority, consider in good faith the comments of each other, and provide each other with final copies thereof;

(vi)
provide each other a reasonable opportunity to participate in any meetings or discussions (whether in person, by e-mail, by telephone or otherwise) with any Governmental Authority (except where the Governmental Authority expressly requests that a Party should not be present at the meeting or discussion or part or parts of the meeting or discussion);

(vii)
keep each other informed of the status of the Key Regulatory Approvals and promptly notify each other of receipt of any communications (oral or written) of any nature from a Governmental Authority (including, in particular, receipt of any notice under the Investment Canada Act or any foreign investment laws) in connection with the transaction contemplated by the Arrangement Agreement and provide each other with copies thereof; and

(viii)
refrain from extending or consenting to any extension of any applicable waiting or review period or enter into any agreement with a Governmental Authority to not consummate the transactions contemplated by this Agreement, except upon the prior written consent of each other.

(b)
In connection with any determination by the Shareholder that a filing by the Corporation is required or prudent to obtain a Key Regulatory Approval, the Shareholder shall make such determination as soon as reasonably practicable upon receipt of the information reasonably necessary to make such determination in an informed manner and only after consultation with the Corporation in good faith and acting reasonably.  In the event that the Shareholder does make the determination to obtain a Key Regulatory Approval pursuant to the foregoing sentence, such filing shall be deemed to be a Key Regulatory Approval under the Arrangement Agreement and the Corporation shall pursue such Key Regulatory Approval in accordance with the Arrangement Agreement.

(c)
Notwithstanding any requirement in this Agreement, where a Party is required to provide information to the other Party that the disclosing Party deems to be competitively or commercially sensitive, the disclosing Party may restrict the provision of such competitively sensitive information only to the external legal counsel of the other Party, provided that the disclosing Party also provides a redacted version of any such information to the other Party.

4.	Shareholder Representations and Warranties
The Shareholder represents and warrants to the Corporation as follows, and acknowledges that the Corporation is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:
(a)
the Shareholder has all necessary power, authority, right and capacity to execute and deliver this Agreement, and to perform its obligations hereunder and complete the transactions contemplated hereby;

(b)
this Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding agreement of the Shareholder enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction;

(c)
none of the execution, delivery or performance of this Agreement by the Shareholder, or completion of the transactions contemplated hereby, violates or constitutes a breach or default under, or conflicts with (or would with the giving of notice, the lapse of time or the happening of any other event or condition violate or constitute a breach or default under, of conflict with), any agreement, arrangement, understanding or restriction of any kind, including pursuant to any Applicable Laws, to which the Shareholder is a party or by which it is bound, except in each case as would not impair the ability of the Shareholder to perform its obligations hereunder;

(d)
as of the date hereof, the Shareholder: (i) beneficially owns, and exercises control and direction over the number of Subject Securities set forth opposite its name on Schedule A hereto, and (ii) does not beneficially own, or exercise control or direction over any Cenovus Common Shares or other securities of the Corporation, or any other securities of Husky or of any subsidiary of Husky;

(e)	the Shareholder has the sole and exclusive right to sell and vote or direct the sale and voting of the Subject Securities set forth opposite its name on Schedule A hereto;
(f)
none of the Subject Securities are subject to any shareholders' agreement, voting trust, pooling agreement or similar agreement, commitment, understanding or arrangement, or any right or privilege (by Law or contract) capable of becoming a shareholders' agreement, voting trust, pooling agreement or similar agreement, commitment, understanding or arrangement, other than this Agreement;

(g)	there is no proxy in existence with respect to any of the Subject Securities, except for a proxy given by the Shareholder in accordance with this Agreement;
(h)
no Person has, or will at any time during the term of this Agreement have, any agreement or option, or any right or privilege (by Law or contract) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities, or any interest therein or right thereto (including any right to vote), other than pursuant to this Agreement and the Arrangement Agreement;

(i)
there is no claim, action, lawsuit or other legal proceeding in progress or pending or, to the knowledge of the Shareholder, threatened against it that adversely affects the Shareholder's ability to enter into this Agreement and perform its obligations hereunder, or its title to any of the Subject Securities; and

(j)	the Shareholder is a "WTO investor" and is not a "state owned enterprise" within the meaning of the Investment Canada Act.
5.	Representations and Warranties of the Corporation
The Corporation represents and warrants to the Shareholder as follows, and acknowledges that the Shareholder is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:
(a)
the Corporation has all necessary power, authority, right and capacity to execute and deliver this Agreement, and to perform its obligations hereunder and complete the transactions contemplated hereby;

(b)
this Agreement has been duly executed and delivered by the Corporation and constitutes a legal, valid and binding agreement of the Corporation enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction;

(c)
none of the execution, delivery or performance of this Agreement by the Corporation, or completion of the transactions contemplated hereby, violates or constitutes a breach or default under, or conflicts with (or would with the giving of notice, the lapse of time or the happening of any other event or condition violate or constitute a breach or default under, of conflict with) any agreement, arrangement, understanding or restriction of any kind, including pursuant to any Applicable Laws, to which the Corporation is a party or by which it is bound, except in each case as would not impair the ability of the Corporation to perform its obligations hereunder; and

(d)
there is no claim, action, lawsuit or other legal proceeding in progress or pending or, to the knowledge of the Corporation, threatened against it or any of its affiliates that adversely affects the Corporation's ability to enter into this Agreement and perform its obligations hereunder.

6.	Termination
This Agreement and the Parties' respective rights and obligations hereunder shall terminate on the earliest of:
(a)	the mutual written consent of the Corporation and the Shareholder, by instrument in writing signed by each Party, to terminate this Agreement;
(b)	the time (if any) at which the Arrangement Agreement is terminated:
(i)	by mutual written agreement of the parties thereto;
(ii)	by the Corporation in accordance with the terms thereof; or
(iii)	by Husky in accordance with section 9.1(b)(ii), section 9.1(b)(iii), section 9.1(c) or section 9.1(f) thereof;
(c)	completion of an Acquisition Proposal in respect of the Corporation;
(d)
approval by the requisite majority of Cenovus Common Shareholders of an Acquisition Proposal in respect of the Corporation, completion of which requires, pursuant to Applicable Laws, approval by the Cenovus Common Shareholders;

(e)	the Effective Time; and
(f)	the Outside Date.
Upon termination or expiration of this Agreement, neither Party shall have any further obligations or liabilities under this Agreement, provided, however, that (i) the provisions of Sections 7-14 and 16-18, inclusive, shall survive termination of this Agreement, and (ii) nothing herein shall relieve a Party from liability for any breach of this Agreement that occurs prior to termination, or prejudice the rights of the other Parties as a result of any such breach.
7.	Remedies
Each Party acknowledges and agrees that if any provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, the non-breaching Parties would suffer irreparable harm for which monetary damages would not be an adequate remedy. Accordingly, in addition to (and without limiting) any other remedies available at law or equity, a non-breaching Party shall be entitled to equitable relief, including remedies of specific performance and temporary and permanent injunctive relief, to enforce performance and/or restrain any actual or threatened non-performance or other breach, without any requirement for security or posting of any bond in connection with the obtaining of such equitable relief.
8.	Fiduciary Obligations
The Corporation acknowledges and agrees that the Shareholder is bound hereunder solely in its capacity as a holder of the Subject Securities, and, if any Representative of the Shareholder or any of its Affiliates is a director and/or officer of Husky, that the provisions hereof shall not be deemed or interpreted to bind such individual in his or her capacity as a director or officer of Husky and this Agreement shall not: (a) restrict, limit or prohibit any such individual from exercising (in his or her capacity as a director or officer) his or her fiduciary duties under Applicable Laws (including any action permitted by the Arrangement Agreement); or (b) require any such individual, in his or her capacity as an office or director, if applicable, of Husky, to take any action in contravention of, or omit to take any action pursuant to, or otherwise take or refrain from taking any actions which are inconsistent with, instructions or directions of the Husky Board undertaken in the exercise of his or her fiduciary duties.
9.	Entire Agreement; Amendments and Waivers
This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior negotiations, understandings and agreements. No amendment, modification or supplement to this Agreement shall be valid or binding unless set forth in writing and executed by the Parties. A waiver of any default, breach or non-compliance under this Agreement shall not be effective unless set forth in writing and signed by the Party to be bound by the waiver and, unless otherwise specified in such writing, the waiver shall be limited to the specific default, breach or non-compliance waived and shall not constitute a continuing waiver or apply to any subsequent default, breach or non-compliance.
10.	Assignment
No Party may assign any of its rights or obligations under this Agreement without the prior written consent of the other Party.
11.	Notices
Any notice or other communication required or permitted to be given hereunder shall be given in writing and shall be sufficiently given if delivered personally (including by courier service) or transmitted by electronic mail with receipt confirmed by the recipient, addressed as follows:
(a)	if to the Shareholder:

Hutchison Whampoa Europe Investments S.à r.l.
7, Rue du Marché-aux-Herbes
L-1728 Luxembourg
Grand Duchy of Luxembourg

Attention:  [Notice Information Redacted.]
with a copy to (which shall not constitute notice):
Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street.
Toronto, Ontario, M5L 1B9

Attention:  Elizabeth Breen/John Ciardullo/J.R. Laffin
E-mail:  ebreen@stikeman.com/jciardullo@stikeman.com/jrlaffin@stikeman.com
(b)	if to the Corporation:
Cenovus Energy Inc.
4100, 225 – 6 Ave SW
Calgary, Alberta T2P 0M5
Attention:  [Notice Information Redacted.]
E-mail:  [Email Address Redacted.]
with a copy to (which shall not constitute notice):
Bennett Jones LLP
4500 Bankers Hall East
855 – 2nd Street S.W.
Calgary, Alberta T2P 4K7
Attention:  John Piasta
E-mail:   piastaj@bennettjones.com
or to such other address as may from time to time be substituted by the addressee by notice given as herein provided.  Any notice or other communication delivered in person or sent by electronic mail shall be deemed to have been given on (i) in the case of personal delivery, the date of actual delivery, and (ii) in the case of electronic mail, on the date on which the recipient confirms receipt; except that if such date is not a business day in the place of receipt, or if the personal delivery or electronic mail transmission occurs after 4:00 p.m. in the place of receipt, then the notice or other communication shall be deemed to have been given on the next following business day.
12.	Interpretation
Words importing the singular number only shall include the plural and vice versa.  Words importing gender shall include all genders.  If a word is defined in this Agreement, a grammatical derivative of that word will have a corresponding meaning.  Where the word "including" is used in this Agreement it means "including without limitation". Unless otherwise stated, reference to a particular "Section" means the corresponding section of this Agreement.  The division of this Agreement into Sections and other subdivisions, and the insertion of descriptive headings, are for convenience of reference only and shall not affect the construction hereof.  Schedule A hereto forms an integral part of this Agreement.  Time shall be of the essence of this Agreement.
Where this Agreement states that a Party "will", "must" or "shall" perform in some manner or otherwise act or omit to act, it means that such Party is legally obligated to do so in accordance with this Agreement.
The terms "hereof", "herein", "hereunder", "hereto" and similar expressions refer to this Agreement and not to any particular section or other portion hereof, and include any agreement supplemental hereto.
The Parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favouring or disfavouring any Party because of the authorship of any provision of this Agreement.
13.	Severability
Any provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability and shall be severed from the balance of this Agreement, all without affecting the remaining provisions of this Agreement (which shall remain in full force and effect) or affecting the validity or enforceability of such provision in any other jurisdiction.
14.	Costs and Expenses
Each Party shall bear and be solely responsible for the fees, charges and disbursements of its respective financial, legal and other advisors, and all other costs and expenses of any nature or kind whatsoever, howsoever incurred, in connection with the preparation, execution, delivery and performance of this Agreement and completion of the transactions contemplated hereby and by the Arrangement Agreement.
15.	Disclosure
The Shareholder agrees to promptly provide the Corporation with any information pertaining to the Shareholder that the Corporation legally requires for the preparation of any news release or disclosure document (including the Circular) required under Applicable Securities Laws to be filed by the Corporation with any Governmental Authority in connection with the matters contemplated by this Agreement; and to promptly notify the Corporation of any required corrections to any such information provided by it for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect. Except as required by Applicable Laws, no Party shall make any public announcement or statement with respect to this Agreement without the consent of the other Party, which shall not be unreasonably withheld, conditioned or delayed.
The Shareholder irrevocably and unconditionally consents to the public disclosure by the Corporation and Husky:
(a)
of the existence of this Agreement, pursuant to Applicable Canadian Securities Laws, Applicable U.S. Securities Laws, and the Court proceedings to be commenced under section 193 of the ABCA in respect of the Arrangement;

(b)	of the details of this Agreement being set out in the news release announcing the entering into of the Arrangement Agreement, the Circular, any documents filed by the Corporation pursuant to Applicable Canadian Securities Laws or Applicable U.S. Securities Laws, and materials filed with the Court, provided that the Shareholder shall be given a reasonable opportunity to review such disclosure and the Corporation shall give reasonable consideration to the comments of the Shareholder; and

(c)	to this Agreement being filed on SEDAR pursuant to Applicable Canadian Securities Laws and on EDGAR pursuant to Applicable U.S. Securities Laws, and with the Court.
16.	Enurement
This Agreement will be binding upon and enure to the benefit of each Party and their respective successors and permitted assigns.
17.	Governing Law
This Agreement shall be governed by and construed and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein, without giving effect to any conflict of laws principles thereunder that would otherwise require the application of the laws of another jurisdiction. Each Party irrevocably attorns and submits to the jurisdiction of the courts of the Province of Alberta in respect of any disputes or other matters arising under or in relation to this Agreement, and waives any objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.
18.	Counterparts
This Agreement may be executed and delivered in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Delivery by any Party of an executed signature page to this Agreement by facsimile, portable document format (PDF) or other electronic transmission shall be as effective as delivery by such Party of a manually executed counterpart.

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IN WITNESS WHEREOF the undersigned parties have executed this Support Agreement as of the date first written above.

CENOVUS ENERGY INC.

By:	(signed) "Alex J. Pourbaix"
Name: Alex J. Pourbaix Title: President & Chief Executive Officer

By:	(signed) "Jonathan M. McKenzie"
Name: Jonathan M. McKenzie Title: Executive Vice-President & Chief Financial Officer

HUTCHISON WHAMPOA EUROPE INVESTMENTS S.À R.L.

By:	(signed) "Jonathan M. McKenzie"
Name: Jonathan M. McKenzie Title: Executive Vice-President & Chief Financial Officer

SCHEDULE A
to Support Agreement dated as of October 24, 2020
between Cenovus Energy Inc. and Hutchison Whampoa Europe Investments S.à r.l.

SUBJECT SECURITIES

Name of Shareholder	Registered Holder	Husky Common Shares Held	Husky Preferred Shares Held	Other Husky Securities Held
Hutchison Whampoa Europe Investments S.à r.l.	Hutchison Whampoa Europe Investments S.à r.l.	403,986,043	Nil	Nil